August 13, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-4720

Attention:  Mr. John Stickel
Division of Corporate Finance

Re: Arrow Financial Corporation
        Registration Statement on Form S-3 filed August 10, 2020
        File No. 333-243662

Dear Mr. Stickel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arrow Financial Corporation (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will be declared effective at 4:00 p.m. Eastern Time on August 18, 2020, or as soon as practicable thereafter.

If you have any questions with respect to the foregoing, please contact me at (518) 745-1000. Thank you very much.

             Very truly yours,

             ARROW FINANCIAL CORPORATION

             By: /s/ Edward J. Campanella
        Senior Vice President, Treasurer and
Chief Financial Officer

cc:  Michele C. Kloeppel, Thompson Coburn LLP